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    [AES LOGO]                                                 NEWS RELEASE
The Global Power Company
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                                                    Contact: Kenneth R. Woodcock
                                                                  (703) 522-1315


FOR IMMEDIATE RELEASE
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                         AES ACQUIRES 96% OF GENER S.A.


ARLINGTON, VA, January 2, 2001 -- The AES Corporation (NYSE: AES) announced today that it had successfully completed its offer to exchange all American Depositary Shares of Gener S.A. for AES common stock. As of 3:00 P.M. on Friday, December 29, 2000, the expiration of the exchange offer, approximately 21,480,377 Gener ADSs had been validly tendered and all such ADSs were accepted for exchange by AES. Additionally, approximately 7,397,606 Gener ADSs are subject to notices of guaranteed delivery. AES previously purchased 3,466,000,000 Gener shares in its concurrent cash offer in Chile. Assuming all Gener ADSs subject to guaranteed delivery are received and taking into account the Gener shares purchased in the Chilean offer, the Gener shares and ADSs tendered represent approximately 96.5% of the outstanding shares of capital stock of Gener.


Dennis W. Bakke, President and Chief Executive Officer of AES, said "AES is excited about its acquisition of one of the most significant participants in the electric sector in Chile."


Naveed Ismail, President of AES Andes, added "We are extremely gratified with the results of our long efforts to enter the Chilean market which we believe is strategic to AES's overall Latin American strategy."


AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.


The company's generating assets include interests in one hundred thirty-seven facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use-consumers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.


AES is dedicated to providing electricity worldwide in a socially responsible way.


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For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site.


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  THE AES CORPORATION  o  1001 NORTH 19TH STREET  o  ARLINGTON, VIRGINIA 22209